Exhibit 99.7

STRICTLY CONFIDENTIAL

VIA EMAIL

January 07, 2011

Mr. Robert Brown, Chairman of the Board of Directors

Onvia Inc.

509 Olive Way | Suite 400 | Seattle, Washington 98101 | United States

Dear Bob:

Symphony Technology Group (“STG”) is pleased to present for your consideration the following non-binding indication of interest (the “Proposal”) to acquire 100% of the capital stock of Onvia, Inc. (“Onvia or “the Company”). Given our investment focus, the deep operational skills of our senior partners, and our knowledge of Onvia and its markets, we believe we are uniquely suited to lead the next phase of the Company’s evolution.

Background and Strategic Interest

In preparation for this indication of interest, we have spent considerable time and expense researching Onvia and the business to government (B2G) space. We have met with several companies in the B2G procurement value chain to develop a perspective on the assets required to build a clear #1 in the space and have developed a detailed roadmap for a play in the sector with Onvia as a key component of the strategy. As you also know, we have acquired close to 15% of the outstanding Onvia stock.

As you may know, Symphony’s investment focus and credibility in the private equity space is well suited to understanding your business as well as completing an expeditious diligence process with a very high likelihood of success. We have over $1B in assets under management, with the majority of this in un-invested capital from the last $900M fund we raised in 2007. Our investment focus is solely dedicated to mid-market technology investing, with a particular focus on technology enabled information services, consulting and software sectors. We have made over 14 investments in these sectors over the past 7 years. Bottom line, we understand your sector, we understand your business model, and we understand how to quickly get deals done in these sectors.

Our Proposal

1.	Purchase Price. Based on our review of publicly available information on Onvia and our own investigation of the business both directly and through consultants, our proposal is for STG to acquire Onvia through a newly formed entity (Newco LLC) for a consideration of $5.30 to $5.50 per share. This assumes total shares outstanding of approximately 8,424,626 based on your September 30 10-Q and the other information you have publicly disclosed regarding your capital structure.

2.	Additional Due Diligence. We have already done considerable due diligence on Onvia based on publicly available information, and thus believe that assuming full access to Management, we can complete our due diligence in an expedited manner. Our diligence will be focused in three key areas:

2475 Hanover Street — Palo Alto, CA 94304

Phone: 650- 935- 9500 — Fax: 650- 935- 9501 — www.symphonytg.com

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Basic and confirmatory financial / accounting due diligence: – We have engaged the Transaction Services team from a well known accounting firm to help us complete our confirmatory accounting review. We have worked with this firm on a number of transactions, and are confident in their ability to complete their review with 2-3 weeks total, assuming access to the Company and it its books and records;

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Business due diligence: via a handful of meetings with management we will look to confirm our understanding of basic business trends, revenue trajectory as well as organizational / cost structure details. Given our expertise in the sector, there should not be a need for a review of the basics of the business and market; instead these discussions should be far more focused on the business fundamentals of Onvia, understanding key revenue sources / relationships, risks and opportunities;

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Limited customer / partner diligence: Toward the end of the four to six week period during which we propose to complete our diligence and finalize definitive transaction documentation, we would plan to speak with a handful of important customers to understand their perspectives on Onvia and future buying intentions. This activity can be completed in a few days, after all or most other work is completed and will be conducted with discretion; and

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Legal due diligence and documentation: We have engaged Shearman and Sterling LLP to support our review of any outstanding legal items as well as to help with the completion of a definitive agreement. The particular attorney working on the project has worked with Symphony on dozens of transactions and takes a business-oriented approach to deals and issues and understands what we view as important.

3.	Timing/Exclusivity. Assuming access to management, we believe that this process, both the due diligence and drafting of definitive documentation, can be completed within 4-6 weeks. We would expect the Company to engage with us exclusively during this period given the intensity of effort and expenditure that will be necessary to meet such an expedited timeline.

4.	Necessary Approvals. STG is a very lean organization, and all decision makers have been and will be intimately involved in this process, and thus our final decision making with respect to the acquisition will not add additional time or risk to this process.

2475 Hanover Street — Palo Alto, CA 94304

Phone: 650- 935- 9500 — Fax: 650- 935- 9501 — www.symphonytg.com

5.	Financing. We plan to implement the Proposal using equity funds from STG III, L.P and STG III-A, L.P (collectively, “STG III”) and Company cash on hand. We do not anticipate a financing condition associated with this offer.

6.	Go Shop Provision. In light of our request for exclusivity, we anticipate that the merger agreement with respect to the transaction would provide the Company a 30 day go-shop period during which pro-active solicitation of alternative proposals by the Company would be permitted and entitle the Company to pay a reduced termination fee in connection with any such proposal completed during such period.

7.	Confidentiality. The proposal described herein is being made on the understanding that the Company shall not make any disclosure to any third party of the existence or contents of this letter, the transactions contemplated hereby, or the status of negotiations with respect thereto (other than any such disclosure to the Company’s representatives who have a need to know such information in furtherance of the transactions contemplated hereby). Without limiting the generality of the foregoing, we currently believe that this proposal does not necessitate public disclosure by either of us.

Any such public disclosure on your behalf may void this proposal at our sole discretion.

8.	Names and Contact Details. Any communication with STG should be directed to:

Symphony Technology Group

c/o William Chisholm, Managing Director

2475 Hanover Street

Palo Alto, CA 94304

650-935-9531 (office)

650-906-9771 (mobile)

bill@symphonytg.com (email)

We believe that this Proposal is a compelling proposal that is in the best interests of the Company’s stockholders. Provisions of this letter constitute a non-binding expression of intent and are not intended, and shall not be construed, to constitute a binding obligation of Symphony Technology Group.

We look forward to discussing the Proposal with you as soon as possible.

Sincerely,

By:	/s/ William Chisholm
William Chisholm
Managing Director
Symphony Technology Group

2475 Hanover Street — Palo Alto, CA 94304

Phone: 650- 935- 9500 — Fax: 650- 935- 9501 — www.symphonytg.com